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DISTRIBUTION AGREEMENT
STANDBY RESERVE FUND, INC.

 October 15, 1981

Cowen & Co.
One Battery Park Plaza
New York, New York 10004

Gentlemen:

This is to confirm that, in consideration of the agreements hereinafter contained, the undersigned Standby Reserve Fund, Inc. (the "Fund"), a Maryland corporation, has agreed that Cowen & Co. shall be, for the period of this Agreement, the distributor of shares of Common Stock of the Fund.

1. Services as Distributor.

1.1 Cowen & Co. will act as agent for the distribution of shares of the Fund covered by the registration statement and prospectus then in effect under the Securities Act of 1933.

1.2 Cowen & Co. agrees to use its best efforts to solicit orders for the sale of shares of the Fund and will undertake such advertising and promotion as it believes reasonable in connection with such solicitation.

1.3 All activities by Cowen & Co. as distributor of the Fund's shares shall comply with all applicable laws, rules and regulations, including, without limitation, all rules and regulations made or adopted pursuant to the Investment Company Act of 1940 by the Securities and Exchange Commission or any securities association registered under the Securities Exchange Act of 1934.

1.4 Cowen & Co. will provide one or more persons, during normal business hours, to respond to telephone questions with respect to the Fund.


1.5 Cowen & Co. will transmit any orders received by it for purchase or redemption of shares of the Fund to Cowen & Co.

1.6 Whenever in their judgment such action is warranted by market, economic or political conditions, or by abnormal circumstances of any kind,